U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Hagerty                          Thomas                     M.
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   (Last)                           (First)             (Middle)
c/o Thomas H. Lee Company
75 State Street
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                                    (Street)
Boston                                MA                  02109

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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

        Cott Corporation (COTT)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Year

        January 2002

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5.   If Amendment, Date of Original (Month/Year)

        February  2002
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [ ]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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* ____ If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Stock Option
(right to buy)     $15.02(1) 1/14/02  A         5,000        1/14/02  1/14/09  Common    5,000            5,000            D
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Convertible
Participating
Voting Second
Preferred Shares,
Series I (7)                                                                   Common    4,926,599                         I(2)(6)
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Convertible
Participating
Voting Second
Preferred Shares,
Series I (7)                                                                   Common    170,646                           I(3)(6)
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Convertible
Participating
Voting Second
Preferred Shares,
Series I (7)                                                                   Common    479,602                           I(4)(6)
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Convertible
Participating
Voting Second
Preferred Shares,
Series I (7)                                                                   Common    133,397                           I(5)(6)
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Explanation of Responses:

(1) The actual exercise price of option is $Cdn 23.99/share. The United States dollar equivalent exercise price per share was calculated assuming an exchange ratio of $0.6263 United States dollars per Canadian dollar, the exchange ratio quoted in the Wall Street Journal on February 5, 2002.

(2) Represents shares owned by Thomas H. Lee Equity Fund IV, L.P. While the number of shares of Convertible Participating Voting Second Preferred Shares, Series I owned by such entity has not changed, the number of shares of Common Stock into which such shares of Convertible Participating Voting Second
Preferred Shares, Series I are convertible has increased with the passage of time and will continue to do so until July 2002.

(3) Represents shares owned by Thomas H. Lee Foreign Fund IV, L.P. While the number of shares of Convertible Participating Voting Second Preferred Shares, Series I owned by such entity has not changed, the number of shares of Common Stock into which such shares of Convertible Participating Voting Second
Preferred Shares, Series I are convertible has increased with the passage of time and will continue to do so until July 2002.

(4) Represents shares owned by Thomas H. Lee Foreign Fund IV-B, L.P. While the number of shares of Convertible Participating Voting Second Preferred Shares, Series I owned by such entity has not changed, the number of shares of Common Stock into which such shares of Convertible Participating Voting Second
Preferred Shares, Series I are convertible has increased with the passage of time and will continue to do so until July 2002.

(5) Represents shares owned by Thomas H. Lee THL-Coinvestors III-B, LLC. While the number of shares of Convertible Participating Voting Second Preferred Shares, Series I owned by such entity has not changed, the number of shares of Common Stock into which such shares of Convertible Participating Voting Second Preferred Shares, Series I are convertible has increased with the passage of time and will continue to do so until July 2002.

(6) The Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in the entity.

(7) Subject to anti-dilution and other adjustments, including an increase in the number of shares of Common Stock into which each share of Convertible Participating Voting Second Preferred Shares, Series I is convertible with the passage of time. Each share of Convertible Participating Voting Second Preferred Shares, Series I is currently convertible into approximately 1.54 shares of Common Stock.



        /s/Thomas M. Hagerty                                 April 25, 2002
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.